

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. Sun Hongyi
President
Zhong Wen International Holdings Co., Ltd.
Room 1101.11F Shun Kwong Commercial Building No.8
Des Vouex Road Hong Kong

> **Re:** **Zhong Wen International Holding Co., Ltd.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed August 20, 2010**
> **File No. 333-167663**

Dear Mr. Hongyi:

We have reviewed your registration statement and have the following comments.

1. We note your response to comment 4 in our letter dated August 19, 2010 and reissue this comment in part. In this regard, we note that exhibit 10.1 does not appear to be executed. Please file an executed version of the agreement that clearly shows the signatures of the parties.

You may contact Jenn Do at (202) 551-3743 or, in her absence, Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director